Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 8, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Attorney-Advisor

Office of Energy & Transportation

Re:	Sun Country Airlines Holdings, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed February 23, 2021

File No. 333-252858

Dear Ms. Majmudar:

On behalf of Sun Country Airlines Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2021.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated March 5, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary

COVID-19 Induced Downturn, page 3

1.

We note from the disclosure you added in response to prior comment 1 that you believe comparison of your performance to different airline types helps to highlight “the financial impact of the differentiated attributes of [y]our business.” To provide appropriate context for your presentation, further expand your disclosure to address the following:

•	What is meant by “differentiated attributes of your business” and how those differ from the attributes of the other carriers being presented;

•	How Adjusted Operating Income Margin highlights the differentiated attributes of your business referred to in your disclosure;

•	Remove the reference to Adjusted Operating Income Margin as the “best measure of profitability” to avoid giving undue prominence to this non-GAAP measure of profitability;

•	Clarify why this non-GAAP measure is useful to investors measure in demonstrating that your performance was more favorable compared to other airlines during the COVID-19 induced downturn; and

•

Why a comparison of Adjusted Operating Income Margin among airlines may not be reflective of the results of a similar comparison during normal industry conditions (e.g., based on factors such as fleet, network, customer base, etc).

While the Company continues to believe that this presentation is appropriate, in the interest of resolving the Staff’s comment, the Company has revised the Registration Statement to remove the table comparing the Company’s Adjusted Operating Income Margin against other airlines and certain related disclosures in the Registration Statement. Please see pages 1, 3, 4, 8, 72, 75, 113, 115 and 119 of Amendment No. 2.

2.

Given that you believe that your financial and operating results for the year ended December 31, 2019 are more useful indicators of your scheduled service and charter service operating performance during normal industry conditions, explain to us why you have not provided a comparable presentation of Adjusted Operating Income Margin for that time period.

The Company has revised the Registration Statement in response to the Staff’s comment to include a calculation of the Company’s Adjusted Operating Income Margin for the year ended December 31, 2019. Please see page 93 of Amendment No. 2.

Risk Factors

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities, page 56

3.

We note your response to prior comment 5. Please revise your disclosure to reflect Section 12.01 of your second amended and restated certificate of incorporation regarding the right of each Identified Person to invest in, or provide services to, any person that is engaged in the same or similar business activities as the company or its affiliates or directly or indirectly competes with the company or any of its affiliates.

The Company has revised the Registration Statement in response to the Staff’s comment to include disclosure to reflect Section 12.01 of the Company’s second amended and restated certificate of incorporation regarding the right of each “Identified Person” to invest in, or provide services to, any person that is engaged in the same or similar business activities as the Company or its affiliates or directly or indirectly competes with the Company or any of its affiliates. Please see page 57 of Amendment No. 2.

Notes to Consolidated Financial Statements

Note 8. Goodwill and Other Intangible Assets, page F-27

4.	Clarify whether the total carrying amount of goodwill relates to the Passenger segment or present the changes in goodwill allocated by reportable segment. Refer to FASB ASC 350-20-50-1.

The Company has revised the Registration Statement in response to the Staff’s comment to clarify that all goodwill relates to the Passenger Services reporting unit. Please page F-27 of Amendment No. 2.

Note 18. Operating Segments, page F-42

5.

We note the difference between Passenger Operating Revenues reported in the table of $364,677 and Passenger Revenues reported on the Consolidated Statements of Operations on page F-5 of $359,232. As this difference appears to relate to the inclusion of Other. Revenues in your Passenger segment, revise your table to include a column to account for other business activities as described in FASB ASC 280-10-50-15 or tell us why it is appropriate to aggregate these business activities within the Passenger Segment under the guidance of FASB ASC 280-10-50-11. In addition, ensure all amounts listed in FASB ASC 280-10-50-22 are disclosed, as applicable. For example, disclose the amount of total assets for each reportable segment, or explain why such information is not disclosed in accordance with FASB ASC 280-10-50-26. Finally, reconcile your segment measure of profit or loss to consolidated income before income taxes. Refer to FASB ASC 280-10-50-30(b).

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-42 of Amendment No. 2.

The Company respectfully advises the Staff that the Passenger operating segment also includes revenue from other services provided in connection with passenger operations. The Chief Operating Decision Maker does not review discrete financial information for other services separately from Passenger operations.

In addition, the Company considered guidance in ASC 280-10-50-21 and notes that the Chief Operating Decision Maker reviews operating income results by segment, but does not review assets by segment or other measures of profit and loss by segment. As such, the Company has not included other measures in the financial statements as allowed by ASC 280-10-55-21.

*                         *                        *

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	Katherine Shaia
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Eric Levenhagen
Sun Country Airlines Holdings, Inc.

Michael Kaplan
Davis Polk & Wardwell LLP